UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

June 13, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Address:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo
100-0004, Japan
Stock Code Number (Japan):	8411 [Tokyo Stock Exchange
(First Section), Osaka Securities Exchange (First Section)]

Corrections in “Financial Statements <under Japanese GAAP>”

Mizuho Financial Group, Inc. (“MHFG”) hereby announces partial corrections in its “Financial Statements for Fiscal 2007,” “Summary of Financial Results for Fiscal 2007” and “Selected Financial Information for Fiscal 2007” disclosed on May 15, 2008 as shown in the appendices. (A corresponding partial correction is also being made to the materials attached to the Notice of Convocation of the 6th Ordinary General Meeting of Shareholders as shown in the Additional Note.)

Please direct any inquiries to:

Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Appendix

Corrected Information

Corrected information is underlined.

Financial Statements for Fiscal 2007

Page	Item	Before Correction	After Correction
1-1	1. Financial Highlights for Fiscal 2007 (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS) Fiscal 2007	11.69%	11.70%

1-6	1. Consolidated Results of Operations and Financial Conditions (2) Analysis of Financial Conditions	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 11.69%.(Preliminary)	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 11.70%.(Preliminary)

1-6	Same as above In the table, Basel II, March 31, 2008	11.69%	11.70%

Summary of Financial Results for Fiscal 2007

Page	Item	Before Correction	After Correction
2-3	III. Financial Soundness In the table, Consolidated Capital Adequacy Ratio, March 31, 2008	11.69%	11.70%

2-3	Same as above Consolidated Capital Adequacy Ratio, Change from March 31, 2007	-0.79%	-0.78%

Selected Financial Information for Fiscal 2007

p.3-19	I Financial Data for Fiscal 2007
9. Capital Adequacy Ratio (Basel II)

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
<Before Correction>	As of March 31, 2008
	(Preliminary)	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
(1) Capital Adequacy Ratio	11.69	(0.11)	(0.79)	11.80	12.48
		(omitted )
(6) Risk-weighted Assets	65,898.6	(4,626.5)	(4,896.8)	70,525.1	70,795.4
Credit Risk Assets	60,209.6	(1,453.1)	454.5	61,662.8	59,755.0
On-balance-sheet Items	48,988.0	(927.2)	269.5	49,915.3	48,718.5
Off-balance-sheet Items	11,221.5	(525.9)	185.0	11,747.5	11,036.4

(Reference) Basel I basis

(6) Risk-weighted Assets	78,633.1	(3,041.1)	(1,485.2)	81,674.3	80,118.4

	(%, Billions of yen)
<After Correction>	As of March 31, 2008
	(Preliminary)	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
(1) Capital Adequacy Ratio	11.70	(0.10)	(0.78)	11.80	12.48
		(omitted )
(6) Risk-weighted Assets	65,872.8	(4,652.2)	(4,922.6)	70,525.1	70,795.4
Credit Risk Assets	60,183.8	(1,478.9)	428.8	61,662.8	59,755.0
On-balance-sheet Items	48,988.0	(927.2)	269.5	49,915.3	48,718.5
Off-balance-sheet Items	11,195.8	(551.7)	159.3	11,747.5	11,036.4

(Reference) Basel I basis

(6) Risk-weighted Assets	78,626.3	(3,048.0)	(1,492.1)	81,674.3	80,118.4

p.3-20

Mizuho Corporate Bank

BIS Standard

	(%, Billions of yen)
<Before Correction>	As of March 31, 2008
	(Preliminary)	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
(1) Capital Adequacy Ratio	12.16	(0.89)	(1.85)	13.05	14.01
Tier I Capital Ratio	8.47	(0.08)	(0.09)	8.55	8.56
		(omitted )
(6) Risk-weighted Assets	35,173.0	(3,216.3)	(2,851.3)	38,389.4	38,024.4

	(%, Billions of yen)
<After Correction>	As of March 31, 2008
	(Preliminary)	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
(1) Capital Adequacy Ratio	12.17	(0.88)	(1.84)	13.05	14.01
Tier I Capital Ratio	8.48	(0.07)	(0.08)	8.55	8.56
		(omitted )
(6) Risk-weighted Assets	35,147.3	(3,242.1)	(2,877.0)	38,389.4	38,024.4

Additional Note

Partial Corrections in Materials Attached to the Notice of Convocation of the 6th Ordinary General Meeting of Shareholders

In accordance with the partial corrections set forth in the accompanying release (Corrections in “Financial Statements <under Japanese GAAP>“), MHFG hereby announces partial corrections in its Report for the 6th Fiscal Year, which is attached to the Notice of Convocation of the 6th Ordinary General Meeting of Shareholders, as shown below.

Report for the 6th Fiscal Year
Page		Before Correction	After Correction
P7	Business Report for the 6th Fiscal Year
	Our consolidated capital adequacy ratio (BIS Standard) (%)	11.69	11.70
P64	(Reference)
	2. Consolidated Capital Adequacy Ratio (BIS Standard)
	As of March 31, 2008 (Preliminary)
	Risk-weighted Assets (Billions of yen)	65,898.6	65,872.8
	Capital Adequacy Ratio (%)	11.69	11.70
	Change
	Risk-weighted Assets (Billions of yen)	Δ4,896.8	Δ4,922.6
	Capital Adequacy Ratio (%)	Δ0.79	Δ0.78
P67	(Reference)
	5. Consolidated Capital Adequacy Ratio (Preliminary)
	Mizuho Corporate Bank (BIS Standard)
	Risk-weighted Assets (Billions of yen)	35,173.0	35,147.3
	Capital Adequacy Ratio (%)	12.16	12.17

-End of Document-